FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 1998


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F      [x]         Form 40-F      [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                  Yes            [ ]         No             [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:       /s/ Jose Augusto P. Moreira
         ----------------------------
         Jose Augusto P. Moreira
         Officer


By:      /s/ Claudio Cesar D'Emilio
         ----------------------------
         Claudio Cesar D'Emilio
         Officer

Date: November 30, 1998

                                  EXHIBIT LIST


1. One copy of the press release, dated November 30, 1998, containing relevant information on Tevecap S.A. for the three-month period ended September 30, 1998, with financial information prepared in accordance with U.S. GAAP.

Tevecap S.A.                                                          Page 1/28





Tevecap S.A.

Rua do Rocio, 313 - 12th floor

04552-904-Sao Paulo-SP-Brazil
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------















                             TEVECAP ANNOUNCES THIRD
                              QUARTER 1998 RESULTS




Sao Paulo, November 30th, 1998, TEVECAP S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the third quarter of 1998.















-------------------------------

                                     -more-

Contact:                                                               Page 2/28

Tevecap - Douglas Duran    Telephone: 55 (11) 821-8554

Ludgate Communications - Marina Echavarria    Telephone: 1 (212) 688-5144
















                                     -more-

Tevcap S.A.                                                            Page 3/28

                                      Index

1. Third Quarter 1998 Overview................................................3


   Financial Highlights as of September 30, 1998..............................3

2. Operational Performance 3Q98...............................................5

   TVA Distribuidora..........................................................5

      a) Cable Operation Overview.............................................5

      b) MMDS Operation Overview.............................................10

      c) C-Band Operation Overview...........................................13

      d) TVA Distribuidora - 3Q98 Income Statement...........................16

   TVA Satelite..............................................................17

      a) Ku-Band Operation Overview..........................................17

      b) TVA Satelite - 3Q98 Income Statement................................20

   TVA Programadora..........................................................20

      a) HBO Brasil Operation Overview.......................................21

      b) ESPN Brasil Operation Overview......................................21

      c) TVA Channel Operation Overview......................................21

      d) TVA Programadora - 3Q98 Income Statement............................23

3. Tevecap's Consolidated 3Q98 Results.......................................23

      a) Consolidated Results................................................23

      b) Financial Situation.................................................26

      c) Consolidated Balance Sheet..........................................27

      d) Tevecap - 3Q98 Income Statement.....................................28

      e) Tevecap -Nine Months ended Sept 30, 1998 Income Statement...........29

      f) Tevecap - 3Q98 Statement of Cash Flow...............................30

      g) Tevecap -Nine Months ended Sept 30, 1998 Statement of Cash Flow.....31


                                     -more-

Tevcap S.A.                                                            Page 4/28


1. Third Quarter 1998 Overview
   ---------------------------

    During 3Q98 the Pay-TV industry in Brazil continued to suffer the impact of the global crisis that began in October 1997. Almost all operators had to deal with high disconnection and decreasing level of sales. The exception were the operators of Ku-Band technology, that could take advantage of the delay in the new licenses auction promoted by ANATEL (Brazilian Telecommunications Agency), and of the reach of their technology - most of the Brazilian footprint.

    Tevecap's operations reacted swiftly to the difficult market conditions, implementing a strict disconnection policy and credit check for new subscribers, creating the first tiering programming package and de-emphasizing sales in the C class. As a result of these actions, Tevecap's subscriber base has remained relatively stable. In addition, our Cable operations continue to experience impressive growing at 8% during this quarter.

    As of September 30, 1998, Tevecap had approximately 1.3 million direct and indirect subscribers, an increase of 0.7% over 2Q98, and a 5.7% increase over the 4Q97 subscriber base. The table below sets forth the number of subscribers as of September 30, 1998 and June 30, 1998.

                                 Subscriber Base

                                               Sep-98         Jun-98        Chg%
                                               ------         ------       -----
MMDS                                           195,060        201,998      -3.4%
Cable                                          123,344        115,528       6.8%
C Band                                          69,065         71,687      -3.7%

Total Owned Systems                            387,469        389,213      -0.4%

TV Filme (MMDS) Total                           93,273        111,090
           Equity Subscribers                   13,708         16,326     -16.0%

Canbras (Cable) Total                           50,832         43,420
           Equity Subscribers                   18,300         15,631      17.1%

Total Operating Ventures (a)                    32,007         31,957       0.2%

TVA Distribuidora                              419,476        421,170      -0.4%

TVA Satelite (b)                               200,154        176,002      13.7%

TVA Programadora                               709,189        711,679      -0.3%

TVA Total Subscribers (c)                    1,328,819      1,308,851       1.5%

HH receiving TVA                             1,440,917      1,431,404       0.7%

------------------------

(a)  represents equity subscriber base
(b)  means Ku Band Subscribers
(c) means employed in the United States, which means that the customer must be installed and paying on a current basis to be considered a subscriber. Non-installed backlog and disconnected subscribers are not included in TVA's Subscriber Base.

Financial Highlights as of September 30, 1998

o Consolidated Net Revenue for 3Q98 reached US$85.7 million, representing an increase of 5.8% versus US$81.0 million in 2Q98.

o Subscription Revenue amounted to US$68.5 million in 3Q98, a growth of 6.5% versus US$64.3 million in 2Q98, and an increase of 12.1% versus US$61.1 million in 3Q97. Subscription revenue represented 79.9% of Net Revenue versus 66.1% in 3Q97.

o Installation Revenue amounted to US$15.9 million in 3Q98, an increase of 6.4% versus US$14.9 million in 2Q98. Installation revenue represented 18.5% of net revenue for 3Q98 as compared to 29.0% in 3Q97.

o Direct Operating Expenses reached US$50.5 million in 3Q98, a 4.9% increase versus US$48.2 million in 2Q98. When comparing 3Q98 with 3Q97 we verify that while Subscription Revenue grew 12.1%, Direct Operating Expenses grew only 2.8%.

o Selling, General and Administrative Expenses for 3Q98 reached US$26.9 million, an increase of 13.5% versus US$23.7 million in 2Q98. However, this is a 16.9% decrease when compared with US$ 32.3 million in 3Q97.

o EBITDA reached US$8.3 million in 3Q98, representing a decrease of 9.2% over the US$9.1 million reported in 2Q98. EBITDA was impacted in 3Q98 mainly due to the decrease of Ku-Band as shown below:

                                                           % Change
                                  3Q98         2Q98          B(W)
                                  ----         ----        --------

       TVA Distribuidora          11.9         11.2          6.2%
       TVA Programadora           (1.0)        (1.1)         8.3%
       TVA Satelite                3.1          4.4        -30.0%
       Corporate                  (5.7)        (5.4)        -5.4%

       Tevecap                     8.3          9.1         -9.2%

o Total Operating Expenses for 3Q98 amounted to US$100.4 million, a 7.7% increase versus US$93.2 million in 2Q98.

o Net loss for 3Q98 was US$36.7 million, an increase of 10.9% compared to a loss of US$33.1 million in 2Q98.

o Capital Expenditures (cash basis) amounted to US$23.4 million for 3Q98, a 13.4% decrease versus US$27.0 million during 2Q98.

o Capital Expenditures (book basis) for 3Q98 reached US$38.4 million, a decrease of 7.4% versus US$41.4 million in 2Q98.

o Net Sales in 3Q98 were 71,916 against 62,213 in 2Q98 and the Activation for 3Q98 was 4.1% higher than in the previous quarter.

NEW NET SALES     JUL        AUG        SEP       TOT     ACTIVATION     3Q98
-------------     ---        ---        ---       ---     ----------     ----

Cable            6,196      6,366      6,918     19,480     Cable       18,790
MMDS             2,764      4,576      8,187     15,526     MMDS        15,343
C-Band           1,973      2,482      2,115      6,570     C-Band       5,071
Ku-Band          5,821     11,290     13,228     30,339     Ku-Band     27,709

TOTAL           16,755     24,713     30,448     71,916     TOTAL       66,913

o The Backlog as of the end of 3Q98 was 13,554 subscribers versus 10,112 in the previous quarter.


                                     -more-

Tevecap S.A.                                                          Page 2/28

           Complete Financial Statements are included in pages 24 - 28
           -----------------------------------------------------------



2. Operational Performance 3Q98
   ----------------------------

   TVA Distribuidora

   a)     Cable Operation Overview

   The following table describes TVA's Cable Plant as of September 30, 1998:


                             Total       Optical
                            Network       Fiber     Homes     Density  Penetration
                             (Km)         (Km)     Passed     (HP/Km)   (Subs/HP)   Subs Base
                             ----         ----     ------     -------   ---------   ---------

TVA SISTEMA - SP             2,044         969     580,258       284     14.6%        84,461
TVA SUL - 4 cities           1,215         117     263,999       217     14.7%        38,883

TOTAL OWNED SYSTEMS          3,259       1,086     844,257       259     14.6%       123,344

Canbras TVA - 10 cities      1,212         119     321,699       265     15.7%        50,832

TOTAL                        4,471       1,205   1,165,956       261     14.9%       174,176



    TVA Sistema's Cable platform was built with state-of-the-art technology which has 79% of 750 MHz bandwidth cable. Moreover, our cable plant can be easily upgraded for telephone service and is already capable to allow the Company to offer interactive services such as Internet and home banking.

    As of September 30, 1998 TVA`s cable subscriber base, on an equity basis, amounted to 141,644 subscribers. Comparing Tevecap's cable operations with its main competitor's operations, considering all cable cities on an equity basis during the last two quarters, TVA's subscriber base increased by 20.9%, while the main competitor decreased more than 3.0% for the same period.

    As mentioned before in previous press releases, our cable strategy focuses, among other things, on the concentration of cable services in high-density affluent areas, mainly occupied by "A" and "B" class households. Current density statistics are approximately 261 homes per kilometer, at least 50% higher than the major competitor's density, mainly because C class households are not covered by the Company's cable plant. TVA's cable plant is almost 100% addressable while the main competitor's plant has only a 30% addressability.


     Subscriber Performance

     As of September 30, 1998, Tevecap had 141,644 direct cable subscribers on an equity basis, an increase of 33.9% since December 31, 1997.


                                     -more-

Tevecap S.A.                                                          Page 3/28


    The following table describes the subscriber performance between the quarters ended June 30, 1998 and September 30, 1998:

                    Cable Subscriber Evolution (Jul-Sep/98)

                                          TVA       TVA       Canbras
                                        Sistema     Sul       TVA(a)      Total
                                        -------     ---       -------     -----

(+) Paying Subs - June 30, 1998         78,642     36,886     15,631    131,159
(+) New Connects                        10,961      4,298      3,531     18,790
(+) Net Transferred from MMDS            2,637        353          0      2,990
(-) Disconnects                          7,779      2,654        863     11,296
(=) Paying Subs - September 30, 1998    84,461     38,883     18,300    141,644

    3rd Q98 Growth                         7.4%       5.4%      17.1%       8.0%
    Monthly Churn (b)                      2.8%       2.1%       1.5%       2.5%
    Annual Churn (c)                      33.7%      25.6%      18.0%      29.5%


-----------------

(a)  Represents subscribers in an equity basis
(b)  Disconnects/(Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn * 12


    During 3Q98, considering not only Sao Paulo but also the operations in the south of Brazil, the total number of new backboned buildings was 370 reaching a total of 7,095 buildings. Each new backboned building added an average of 35 new potential subscribers.

    Tevecap has always planned to transfer subscribers from MMDS to Cable technology in recently activated cable areas of the City of Sao Paulo. During the last nine months, in Sao Paulo, the country's most competitive area, our cable subscriber base grew 44% in comparison with the decrease of 14% suffered by our competitor in this city. Even excluding the subscriber migration from MMDS to cable, our growth was 28% over the ending balance on December 31, 1997, and we believe that this performance will continue in the next quarter.

    As illustrated in the graph below, the transfer is almost completed.

                           Subs transferred from MMDS

                                   [BAR CHART]


                                     -more-

Tevecap S.A.                                                          Page 4/28


    The graph below shows sales evolution for the first nine months of 1998.

                             Sales Volume per Month

                                   [BAR CHART]

    The following  highlights  demonstrate  how the Company is facing key issues
such  as   competition,   providing   high   costume   service  and   increasing
profitability.

Tevecap's Installation Performance
----------------------------------

    As shown below, the Company maintained its installation performance in order to accomplish its strategy of activation-sale-installation.

                       % of installation as of daily sales

                              Jan.  -    61%
                              Feb.  -    78%
                              Mar.  -    76%
                              Apr.  -    94%
                              May   -    93%
                              June  -    99%
                              July  -    98%
                              Aug.  -    98%
                              Sept. -    99%

    As a result of this strategy, backlog continues at a very low level.

                        Backlog (in days of installation)

                              Jan.  -    13
                              Feb.  -    11
                              Mar.  -     6
                              Apr.  -     6
                              May   -     4
                              June  -     2
                              July  -     2
                              Aug.  -     2
                              Sept. -     2


                                     -more-

Tevecap S.A.                                                          Page 5/28


Churn and bad debt level trend
------------------------------

    Although present churn is still considered high by the Company, the action plan implemented in 1Q98 is showing a declining trend for churn in the future.

                                Annualized Churn

                                 1Q98   -  30.9%
                                 2Q98   -  30.1%
                                 3Q98   -  29.5%

    Regarding collection procedures, we continue to enforce our 30-day past due disconnection policy. The chart below summarizes the steps taken towards delinquent subscribers as mentioned in our 2Q98 press release:

                           COLLECTIONS AND PROVISIONS

                                    [DIAGRAM]


                                     -more-

Tevecap S.A.                                                          Page 6/28


Cable Strategy
--------------

    TVA Distribuidora operation has achieved its budgeted cable subscriber goals by targeting A and B social classes combined with the implementation of affordable programming packages.

    As shown in the chart below, TVA Distribuidora's cable operation has sustained the monthly fee throughout the first nine months of 1998. Since TVA has already invested and almost completed the total cable plant, our strategy is to reduce the hook-up fee. Only a symbolic amount is charged to the new subscriber. As a result of this strategy we reduced an average of 34.5% when compared with 2Q98 fees.



                                                                             (US$ per new subs)

                                  Hook-up fee                              Monthly fee
                       ------------------------------            ------------------------------
                       2Q98         3Q98       % Chg.            2Q98          3Q98      % Chg.
                       ----         ----       ------            ----          ----      ------

TVA Sistema        $   51.39     $   35.80     -30.3%        $   44.99     $   43.68     -2.9%
TVA Sul            $   49.37     $   27.47     -44.4%        $   36.26     $   36.05     -0.6%
TOTAL              $   50.86     $   33.31     -34.5%        $   42.71     $   41.39     -3.1%


    Presently, TVA offers up to 54 analog channels with capacity to offer up to 78 analog channels. The following shows Sao Paulo's tiering table with prices in US$.

                Package                Channels      Price(1)
                -------                --------      --------

                Essencial                36          31.84
                Especial                 52          37.26
                Cine Show                39          46.33
                Total                    55          50.72

                -------------------
                (1) TVA Sul's packages are cheaper than Sao Paulo's packages

     The following page contains the line-up for our cable Operations as of September 30, 1998. On November 1, 1998 we launched a new channel aiming at teenagers, Locomotion:


                                     -more-

Tevecap S.A.                                                          Page 7/28

Cable Line-up
-------------

                           Cable Channel Packages (1)

                               Essencial Package

CBI                  Comunitario         Electronic Guide       ESPN Intl.
TV Legislativa       Cultura *           Bravo Brasil           Eurochannel
TV Senado            Globo *             Cartoon                Fox Kids
CBS                  Manchete *          Discovery              MTV *
Bandeirantes *       Record *            CMT                    Mundo
Canal 21 *           Rede Mulher *       CNN Espanol            Sony
Canal So Paulo       Rede Vida *         E!                     TNT
CNT *                SBT *               ESPN Brasil            Warner
TVE Rio *            CNV                 TV Gospel              Vinde TV

                     Cine Show Package = Essencial plus ...

HBO                  HBO 2               Cinemax

                     Especial Package = Essencial plus ...

ART                  CNN Intl.           Discovery Kids       DW
Fox                  Nickelodeon         RAI                  RTPi
TeleUno              Travel Channel      EV 5                 TV Espana
WorldNet             NHK                 MGM Gold             America 2

                   Total Package = All channels listed above

-----------------

(1)  Based on Sao Paulo tiering
*    Names in Bold Blue mean Broadcast TV

    According to the Brazilian Cable legislation, off-air channels are a must-carry for cable operations.

    b)    MMDS Operation Overview

    TVA Distribuidora has four MMDS licenses and operates in the Cities of Sao Paulo, Rio de Janeiro, Porto Alegre and Curitiba. These areas have a LOS of almost 5 million A, B and C households, for a total population of close to 17.4 million. As of September 30, 1998, 195,176 MMDS subscribers were served in this area. Through a tiered pricing system and 100% addressable decoder boxes, its MMDS system offers up to 31 channels. Since customers may select the programming packages they want and can afford, tiered pricing is expected to attract more subscribers. This will also reduce future churn rates. Customers may select from four packages varying from US$25 to US$46, for 19 to 31 channels.

    The Company continues working on the MMDS Digitalization that could provide an important tool to expand channel capacity up to 100 channels, with digital signal quality. This project may be available for 1999 in Rio de Janeiro.




                                     -more-

Tevecap S.A.                                                          Page 8/28


     Subscriber Performance
     ----------------------

     In the second quarter of 1998, TVA Distribuidora had 208,767 MMDS subscribers on an equity basis, a decrease of 4.4% over June 30, 1998.

     The following table sets forth the subscriber performance between the quarters ended June 30, 1998 and September 30, 1998:

                     MMDS Subscriber Evolution (Jul-Sep/98)

                                          TVA       TVA        TV
                                        Sistema     Sul       Filme(a)   Total
                                        -------     ---       --------   -----

(+) Paying Subs - June 30, 1998        184,268     17,730     16,326    218,324
(+) New Connects                        13,263      1,292        788     15,343
(-) Net Transferred to Cable             2,637        353          0      2,990
(-) Disconnects                         15,630      2,873      3,407     21,910
(=) Paying Subs - September 30, 1998   179,264     15,796     13,708    208,768

    3rd Q98 Growth                        -2.7%     -10.9%     -16.0%      -4.4%
    Monthly Churn (b)                      2.6%       4.9%       6.6%       3.1%
    Annual Churn (c)                      31.2%      59.3%      79.6%      37.0%

---------------------------

(a)  Represents subscribers in an equity basis
(b)  Disconnects/(Initial Balance + New Connects + Net Transferred) / 3
(c)  Monthly Churn * 12


    The graph below shows sales evolution for the first nine months of 1998.

                             Sales Volume per Month

                                   [BAR CHART]


Popular package for the C class
-------------------------------

    As mentioned in our last report, MMDS operations serve a 35 Km radius from the main antenna, covering 2.4 million C class households, which represents a great opportunity for the Company. Based on the premise above, the Company is working on the implementation of a new tiered programming package to reach C class


                                     -more-

Tevecap S.A.                                                          Page 9/28


MMDS Strategy
-------------

    The strong credit policy associated with our ability to disconnect delinquent subscribers is proving that TVA has a consistent strategy. The chart below shows that MMDS churn declined at an impressive rate and as a result the company is presenting a Subscriber Base more reliable with this technology. The churn for 3Q98 is slightly higher than cable churn. The company believes this churn to be acceptable taking into account the Brazilian economic situation.

    Tevecap continues to believe that when the market stabilizes, the MMDS churn rate will decrease to a monthly average around 1.5%. While the market is maturing, Tevecap's focus is to manage this technology using strong credit policy. Therefore, we expect to be reporting to the market a low-growth but better-quality MMDS subscriber base, and part of this result can already be seen in the churn reduction during this year for this technology.

                                Annualized Churn
                                ----------------

                               1Q98    -    63.7%
                               2Q98    -    50.5%
                               3Q98    -    34.8%

    As a result of a better sales strategy focusing on the premium packages for high quality subscribers with capacity to pay and stay in our Subscriber Base, the Company is presenting an increase of 6.7% in the monthly fee for new subscribers. The same policy applied for Cable, mentioned in the previous section, was implemented for MMDS technology reducing the hook-up fee.



                                                                             (US$ per new subs)

                                  Hook-up fee                               Monthly fee
                       ------------------------------            ------------------------------
                       2Q98         3Q98       % Chg.            2Q98          3Q98      % Chg.
                       ----         ----       ------            ----          ----      ------

TVA Sistema        $   85.79     $   38.24     -55.4%        $   39.21     $   39.96        1.9%
TVA Sul            $   94.32     $   48.74     -48.3%        $   26.80     $   32.82       22.5%
TOTAL              $   87.37     $   39.09     -55.3%        $   36.91     $   39.38        6.7%

                                     -more-

Tevecap S.A.                                                          Page 10/28


MMDS Line-up
------------

    Currently TVA offers four different programming tiers:

                            MMDS Channel Package (1)

                               Essencial Package

Bravo                Cartoon           Electronic Guide       Discovery
Bandeirantes *       ESPN Brasil       ESPN Intl.             Eurochannel
Fox Kids             MTV *             Mundo                  Sony
TNT                  Warner            Cultura *              E!
SBT *                CBS               CMT

                     Cine Show Package = Essencial plus ...

HBO                  HBO 2             Cinemax

                     Especial Package = Essencial plus ...

CNN Intl             Fox               Discovery Kids         Nickelodeon
RAI                  RTPi              Travel Channel         MGM Gold

                   Total Package = All channels listed above

----------------------

(1)  Based on Sao Paulo and Rio de Janeiro tiering
*    Names in Bold Blue mean Broadcast TV


    In accordance with the MMDS legislation, Brazilian off-air channels do not enjoy "must carry" status, and frequencies occupied by MMDS are being reserved to future digital distribution of services.

     At this moment, TVA offers up to 30 analog channels. See below our price list based on the Sao Paulo and Rio de Janeiro Operations in US$.

                 Package               Channels      Price(1)
                 -------               --------      --------

                 Essencial                19          25.32
                 Especial                 27          31.76
                 Cine Show                22          40.82
                 Total                    30          45.48


----------------------

(1)  TVA Sul's packages are cheaper than Sao Paulo's packages


                                     -more-

Tevecap S.A.                                                          Page 11/28



    c)    C-Band Operation Overview

     Today TVA is the only Pay-TV operator to deliver a digital C-Band signal in Brazil. TVA has provided C-Band service since 1993. Currently TVA is the most inexpensive DTH service in the market, being sold at US$84 for the hook-up fee and a monthly fee of US$42, offering up to 24 Pay-TV channels, in addition to local off-air channels. At the end of September 1998, TVA had 69,065 C-Band subscribers representing a decrease of 3.7% as compared to 2Q98.

    Subscriber Performance

    During the third quarter, C-Band's subscriber base decreased 3.7% as compared to the end of the second quarter as mentioned above.

    The following table shows subscriber performance between the quarters ended June 30, 1998 and September 30, 1998:

                          C-Band Subscriber Evolution
                                  (Jul-Sep/98)

                                                           TVA
                                                         Sistema
                                                         -------

(+) Paying Subs - June 30, 1998                          71,687
(+) New Connects                                          5,071
(+) Net Transferred from/to other Operations                  0
(-) Disconnects                                           7,693
(=) Paying Subs - September 30, 1998                     69,065

    3rd Q98 Growth                                         -3.7%
    Monthly Churn (a)                                       3.3%
    Annual Churn (b)                                       40.1%

-------------------

(a)  Disconnects/(Initial Balance + New Connects + Net Transferred) / 3
(b)  Monthly Churn * 12


    The graph below shows sales evolution for the first nine months of 1998.

                             Sales Volume per Month

                                   [BAR CHART]


                                     -more-

Tevecap S.A.                                                          Page 12/28


C-Band Strategy and Prices
--------------------------

    Since the competition abandoned C-Band operations, TVA has been alone in this market. In view of this and as part of the new general strategic planning of TVA combining the four technologies, C-Band is being repositioned to be the target technology to reach condominiums, hotels, motels and areas not covered by Ku-Band footprint.

    During this quarter, C-Band Operations continued focusing on MDU sales (bulk installation in multiple dwelling units) reduced hook-up and monthly fee, under specific conditions. As a result of such sales, both the hook-up and monthly fee were reduced, as shown below:

                                                                             (US$ per new subs)

                                   Hook-up fee                             Monthly fee
                       ------------------------------            ------------------------------
                       2Q98         3Q98       % Chg.            2Q98          3Q98      % Chg.
                       ----         ----       ------            ----          ----      ------

TVA Sistema        $   60.38     $   32.23     -46.6%        $   35.90     $   25.02     -30.3%


    When making any comparison to the Company's major competitor in Brazil, market analysts should add this subscriber base to DirecTV(TM)'s subscriber base, since the competitor merged its C-Band and Ku-Band technologies in the same legal entity.


                                     -more-

Tevecap S.A.                                                          Page 13/28


    d)    TVA Distribuidora - 3Q98 Income Statement

                                                    TVA DISTRIBUIDORA S.A.
                                                      Income Statement
                      For the Three-Month Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997

                                        3Q98                      2Q98                             3Q97
                                  -----------------   ----------------------------    ----------------------------
                                                                           3Q98/                            3Q98/
                                             % Net                % Net    2Q98                    % Net    3Q97
                                  $000      Revenue   $000       Revenue  % Change     %000       Revenue % Change
                                  ----      -------   ----       -------  --------    ------      ------- --------

   Monthly subscriptions         42,204      104.1%  38,713      104.7%      9.0%     44,914       90.9%   -6.0%
   Installation (Hook-up fee)       921        2.3%   1,104        3.0%    -16.6%      6,579       13.3%  -86.0%
   Advertising
   Indirect programming
   Other                            847        2.1%      55        0.1%   1440.0%      1,520        3.1%  -44.3%

Gross revenue                    43,972      108.4%  39,872      107.8%     10.3%     53,013      107.3%  -17.1%

   Revenue taxes                 (3,424)      -8.4%  (2,889)      -7.8%     18.5%     (3,606)      -7.3%   -5.0%

Net revenue                      40,548      100.0%  36,983      100.0%      9.6%     49,407      100.0%  -17.9%

   Direct operating expenses     20,928       51.6%  19,061       51.5%      9.8%     22,361       45.3%   -6.4%
   S,G&A  expenses                7,733       19.1%   6,729       18.2%     14.9%     12,386       25.1%  -37.6%

EBITDA                           11,887       29.3%  11,192       30.3%      6.2%     14,660       29.7%  -18.9%

     Highlights as of September 30, 1998

o TVA owned operations' Net Sales reached 36,223 subscribers in 3Q98 representing a 7% growth over 2Q98 Net Sale.

o EBITDA reached US$11.9 million in 3Q98, a growth of 6.2% when compared to 2Q98.

o As presented in the table below, Installation Revenue decreased 16.6% as compared to 2Q98. The main reason was the reduction in hook-up fees for all three technologies.

                   Price
                 Reduction        Installation Revenue   (US$ million)
                 ---------        ------------------------------------
                    3Q98          3Q98       2Q98            % Chg
                    ----          ----       ----            -----

      Cable        -34.5%         468         678            -31.0%
      MMDS         -55.3%         397         780            -49.1%
      C-Band       -46.6%          56        -354
                                  ---        ----            ------

      TOTAL                       921       1,104            -16.6%

o Monthly Subscription revenue grew 9.0% as compared to 2Q98. Although there was almost no variation in the comparison of the average monthly fee and subscriber base evolution in 3Q98, this performance can be explained by unusual high write-off concerning non-receivable account in the previous quarter. Performance on a technology-per-technology basis is as follows:


                                     -more-

Tevecap S.A.                                                          Page 14/28


                                                           (US$ million)
                               3Q98           2Q98            % Chg
                               ----           ----            -----

            Cable             13,396         10,419           28.6%
            MMDS              21,960         22,627           -2.9%
            C-Band             6,848          5,667           20.8%
                               -----          -----           -----

            TOTAL 1           42,204         38,713            9.0%
            Write-off          1,633          5,134          -68.2%
                               -----          -----          ------

            TOTAL 2           43,837         43,847            0.0%

o Direct Operating Expenses grew 9.8% when compared to 2Q98, almost the same growth experienced in Monthly Subscription. As a percentage of Net Revenue, Direct Operating Expenses remained stable at the level of 51.6%.

o Net S,G&A Expenses decreased 18.7% as shown in the table below. However, since TVA's policy is to make a 100% provision for potential bad debt, there was a 14.9% growth in the Total S,G&A Expenses as compared to 2Q98 by virtue of an increase in Allowance for Doubtful Accounts.

                                                                   (US$ million)
                                         3Q98           2Q98           % Chg
                                         -----          -----          ------
Net S,G&A                                4,956          6,094          -18.7%
Allowance for Doubtful Accounts          2,777            636          336.6%
                                         -----            ---          ------
TOTAL S,G&A                              7,733          6,730           14.9%


     TVA Satelite

     a)   Ku-Band Operation Overview

    DirecTV(TM) was the first digital Ku-Band service offered in Brazil and, as of September 30, 1998, had a little over 200 thousand subscribers, an increase of 13.7% over the 176 thousand subscribers in 2Q98.

    In order to make a comparison of our subscriber base with our major competitor's subscriber base, it is necessary to add our C-Band subscribers to DirecTV's base, resulting in a total subscriber base of 270 thousand against the competition's 249 thousand, since our major competitor merged its C-Band into its Ku-Band operation.

    As of September 30, 1998, the entrance cost for a new subscriber was US$337 as a hook-up fee plus a monthly fee of US$11 as a decoder rental to the customer. The US$11 is built in the total monthly subscription fee of US$56.This operation has been funded with a long-term lease finance facility not requiring subsidies in subscribers acquisition.

    Next year Galaxy may count on new equipment that will allow the operation to increase the number of channels, changing the compression rate from 7:1 to 12:1. Consequently, the number of video channels may be increased from the current 94 to up to 161 channels. This additional capacity could be filled with the

                                     -more-

Tevecap S.A.                                                          Page 15/28



following channels, which are still under negotiation: USA Network (Brazilian channel), Telecine channels, Turner Classic Movies, a second Japanese channel and a pay-per-view sports channel with the Spanish and Italian soccer championships plus NFL (USA football) and NBA (USA basketball).

     Subscriber Performance

     In the third quarter of 1998, DirecTV(TM) had approximately 200,000 direct Ku-Band subscribers, an increase of 13.7% over June, 1998.

     The following table shows subscriber performance between June 30, 1998 and September 30, 1998 and previous months:

                          KU-Band Subscriber Evolution
                                  (Jul-Sep/98)

                                                         Galaxy
                                                         Brasil
                                                         ------

(+) Paying Subs - June 30, 1998                         176,002
(+) New Connects                                         27,709
(+) Net Transferred from/to other Operations                  0
(-) Disconnects                                           3,557
(=) Paying Subs - September 30, 1998                    200,154

    3rd Q98 Growth                                         13.7%
    Monthly Churn (a)                                       0.6%
    Annual Churn (b)                                        7.0%

------------------

(a) Disconnects/(Initial Balance + New Connects + Net Transferred) / 3
(b) Monthly Churn * 12


    Although DirecTV(TM) had an overall disconnection rate of 0.6% for 3Q98, the monthly churn rate has been stable since last May, when it declined from 1.3% to 0.7%, which was the average rate maintained for the past five months. We expect this rate to remain stable for the remainder of 1998.




                                     -more-

Tevecap S.A.                                                          Page 16/28


Strong sales increase as foreseen in our latest report.
-------------------------------------------------------

    Sales increased 31%, from 23,114 new net sales during 2Q98 to 30,339 in 3Q98, while growth from 1Q98 to 2Q98 was 7.3%.

                             Sales Volume per Month

                                   [BAR CHART]

    This strong performance was due to the sales force in-housing as mentioned in the 2Q98 earnings report. Notwithstanding the quality of the sales force, the Company reinforced all sales channels as follows:

o    Increased   number  of  sales  kiosks  in  shopping   centers,   malls  and
     supermarkets in large cities;

o    10% increase in Direct Sales team (door-to-door);

o Better productivity in Active Sales Telemarketing, by increasing number of sales per call.

o Regional Sales Team continued to work very close to dealers, coaching and assisting them to achieve more sales.

     Average hook-up fee had a small decrease due to the promotional price for MDU while the monthly fee remained almost unchanged. For next quarter we expect a higher reduction in hook-up fees due to the October price reduction.

                                                                           (US$ per new subs)

                                Hook-up fee                                Monthly fee
                       -------------------------------          -----------------------------
                       2Q98           3Q98      % Chg.          2Q98         3Q98      % Chg.
                       ----           ----      ------          ----         ----      ------

Galaxy Brasil       $  324.47    $    316.34    -2.5%       $   48.52    $   49.00      1.0%



                                     -more-

Tevecap S.A.                                                          Page 17/28


     b)   TVA Satelite - 3Q98 Income Statement


                                                        TVA SATELITE LTDA.
                                                         Income Statement
                     For the Three-Month Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997

                                             3Q98                              2Q98                                3Q97
                                    ---------------------      ---------------------------------    -------------------------------
                                                                                          3Q98/                              3Q98/
                                                  % Net                      % Net        2Q98                   % Net       3Q97
                                    $000          Revenue      $000          Revenue    % Change    $000        Revenue    % Change
                                    ----          -------      ----          -------    --------    ----        -------    --------

   Monthly subscriptions            26,298          69.1%     25,615          70.0%       2.7%     16,182        48.1%      62.5%
   Installation (Hook-up fee)       14,964          39.3%     13,821          37.8%       8.3%     20,223        60.1%     -26.0%
   Advertising
   Indirect programming
   Other

Gross revenue                       41,262         108.4%     39,436         107.8%       4.6%     36,405       108.1%      13.3%

   Revenue taxes                    (3,213)         -8.4%     (2,852)         -7.8%      12.7%     (2,733)       -8.1%      17.6%

Net revenue                         38,049         100.0%     36,584         100.0%       4.0%     33,672       100.0%      13.0%

   Direct operating expenses        24,209          63.6%     22,591          61.8%       7.2%     18,377        54.6%      31.7%
   S,G&A  expenses                  10,733          28.2%      9,552          26.1%      12.4%     12,493        37.1%     -14.1%

EBITDA                               3,107           8.2%      4,441          12.1%     -30.0       2,802         8.3%      10.9%


     Highlights as of September 30, 1998

o Monthly Subscriptions amounted to US$26.3 million in 3Q98, an increase of 2.7% versus US$25.6 million in 2Q98, due to the growth in the subscriber base.

o Installation Revenue also increased 8.3% as a result of the 13.7% increase in the subscriber base, offset by the 2.5% hook-up fee decrease.

o Direct Operating Expenses increased from 61.8% in 2Q98 to 63.6% in 3Q98, due to the additional structure to manage installation and customer service.

o S,G&A, as a percentage of Net Revenue, increased from 26.1% in 2Q98 to 28.2% in 3Q98 due to higher investment in marketing and new points of sales in shopping centers and higher commissions due to increased sales volume.

o EBITDA decreased 30.0% as compared to 2Q98, and increased 10.9% when compared to 3Q97. The decrease in EBITDA was due to up-front operational investments, mentioned above, to guarantee the continuous growth of the Company.


     TVA Programadora

     TVA's programming is distributed by TVA to its owned and operated Multiple System Operator (MSOs), its affiliated MSOs and to independent operators. By the end of 3Q98, programming was distributed to almost 1.5 million households. Among its proprietary channels, TVA Programadora includes ESPN Brasil, HBO Brasil channels - HBO 1, HBO 2 (multiplexed) and Cinemax - Bravo Brasil and Eurochannel.


                                     -more-

Tevecap S.A.                                                          Page 18/28



     a)   HBO Brasil Operation Overview

    On September 30, 1998, HBO Brasil had 801,178 subscribers, distributed by 73 Pay-TV operators throughout the Country.

    Thus far, 1998 continues to be a solid year for HBO in terms of programming content. The partner studio providers (Disney, Warner, Sony) have been supplying a significantly superior product than those offered by direct competitors. Recently launched movies include, "Jerry Maguire", "StripTease", "Scream", "People Versus Larry Flint", "Jack", "The Devil's Own" and many others.

    In July, HBO Brasil released the biggest TV Production ever, HBO's own "From Earth to the Moon". The mini series was fully backed by a strong advertising campaign, which contributed to establishing a new threshold of awareness to the channel. Recent consumer research results show that HBO is the highest rated TV channel, including the broadcast networks, in terms of satisfaction.

     b)   ESPN Brasil Operation Overview

     On September 30, 1998, ESPN Brasil had 880,810 subscribers, distributed by 71 Pay-TV operators. The channel continues to reinforce its programming content, including rights to the most important Brazilian, European and South American soccer leagues, and other relevant Brazilian sports, such as volleyball and basketball, plus an exclusive license agreement with ESPN2 for Brazil.

     c)   TVA Channel Operation Overview

     TVA has been working on the development of a new package of channels that addresses the needs of the C social class, which represents the highest potential in terms of households in the Brazilian market. This social class penetration is almost non-existant to date.

    Extensive market research has been conducted to better understand the factors that limit these potential consumers from acquiring the service.

    A new strategy is being finalized to launch a new service in the near future that could significantly improve sales performance in this social class, while ensuring high loyalty levels, so that a consistent new stream of revenues can be achieved.




                                     -more-

Tevecap S.A.                                                          Page 19/28



     Subscriber Performance

     In 3Q98, TVA Programadora had approximately 709,000 indirect subscribers, a decrease of 0.3% over June 30, 1998, as described in the following table:

                     TVA Programadora Subscriber Evolution
                                  (Jul/Sep/98)

                                                       Indirects
                                                       ---------

(+) Paying Subs - June 30, 1998                         711,679
(+) New Connects                                         24,067
(+) Net Transferred from/to other Operations                  0
(-) Disconnects                                          26,557
(=) Paying Subs - September 30, 1998                    709,189

    3rd Q98 Growth                                         -0.3%
    Monthly Churn (a)                                       1.2%
    Annual Churn (b)                                       14.4%

--------------

(a) Disconnects/(Initial Balance + New Connects + Net Transferred) / 3
(b) Monthly Churn * 12


Economic situation affects independent operators
------------------------------------------------

    During 3Q98 TVA Programadora faced past-due bills from some of the independent operators that purchased programming from the Company.

    The current Brazilian economic situation, with an increasing unemployment level and consumption reduction that has affected industries across the board, has led to some independent operators facing problems in their paying capacity. As a result, the Company suffered an increase in delinquency in this operation forcing it to take measures to press the operators to pay the overdue amounts or be disconnected.


                                     -more-

Tevecap S.A.                                                          Page 20/28



     d)   TVA Programadora - 3Q98 Income Statement


                             TVA PROGRAMADORA LTDA.
                                Income Statement
 For the Three-Month Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997

                                          3Q98                        2Q98                             3Q97
                                  --------------------    ----------------------------     -----------------------------
                                                                                3Q98/                             3Q98/
                                                                     % Net      2Q98                   % Net      3Q97
                                  $000         Revenue    $000       Revenue  % Change      %000      Revenue   % Change
                                  ----         -------    ----       -------  --------     ------     -------   --------


   Monthly subscriptions
   Installation (Hook-up fee)
   Advertising                       774         11.2%    1,265      17.6%     -38.8%         973      10.5%     -20.5%
   Indirect programming            4,199         60.9%    4,527      62.9%      -7.2%       6,459      69.7%     -35.0%
   Other                           2,360         34.2%    1,776      24.7%      32.9%       2,244      24.2%       5.2%

Gross revenue                      7,333        106.3%    7,568      105.2%     -3.1%       9,676     104.4%     -24.2%

   Revenue taxes                    (433)        -6.3%     (376)      -5.2%     15.0%        (403)     -4.4%       7.2%

Net revenue                        6,901        100.0%    7,192      100.0%     -4.1%       9,273     100.0%     -25.6%

   Direct operating expenses       4,900         71.0%    6,512       90.5%    -24.7%       8,427      90.9%     -41.9%
   S,G&A  expenses                 3,021         43.8%    1,794       24.9%     68.4%       3,893      42.0%     -22.4%

EBITDA                            (1,021)       -14.8%   (1,113)     -15.5%     -8.3%      (3,046)    -32.9%     -66.5%


     Highlights as of September 30, 1998

o Advertising Revenue decreased 38.8% as compared to 2Q98 since previous quarter reflected unusual revenue from coverage of the World Cup coverage.

o Indirect Programming Revenue decreased 7.2% as a result of the change in the billing process between the programming suppliers and our affiliates started in 2Q98.

o Direct Operating Expenses decreased 24.7% as a result of the end of World Cup expenses incurred during 2Q98.

o S,G&A Expenses increased 24.9% due to seasonal expenses with the 1998 ABTA (International Pay-TV Congress and Fair), and high marketing expenses.


     3.   Tevecap's Consolidated 3Q98 Results


     a)   Consolidated Results

          Monthly Subscription Revenue


                                      3Q98          2Q98          3Q97
                                      ----          ----          ----

          US$ million                68,502        64,328        61,096
          % of Gross Revenue           73.8%         73.9%         61.6%



                                     -more-

Tevecap S.A.                                                          Page 21/28



    During 3Q98, Monthly Subscription Revenue increased 6.5% as compared to 2Q98. This performance was due mainly to the write-off impact, as explained in TVA Distribuidora's Income Statement Highlights, that was unusually high in 2Q98.

     Installation Revenue
     --------------------

                                  3Q98          2Q98          3Q97
                                  ----          ----          ----

     US$ million                 15,885        14,925        26,802
     % of Gross Revenue           17.1%         17.1%         27.0%


     During 3Q98, Installation Revenue increased 6.4% as compared to 2Q98. It is important to note that this performance was due to the 13.7% increase in Ku-Band's subscriber base, partially offset by the decrease in hook-up fee for all technologies.

     The chart below shows the performance of sales in 3Q98 and 2Q98:

                         3Q98            2Q98            Chg. %
                         ----            ----            ------

       MMDS              14,691         11,281           30.2%
       Cable             14,962         14,946            0.1%
       C Band             6,570          7,612          -13.7%
       Ku Band           30,339         23,114           31.3%
                         ------         ------           -----

       Total O&O         66,562         56,953           16.9%
       Ventures           5,354          5,260            1.8%
                         ------         ------           -----

       Total             71,916         62,213           15.6%


     Indirect Programming Revenue
     ----------------------------

                              3Q98          2Q98         3Q97
                              ----          ----         ----

       US$ million           4,199         4,527        6,459
       % of Gross Revenue      4.5%          5.2%        6.5%


     The decrease of Indirect Programming Revenue is due to a change in the billing process between the programming suppliers and our affiliates started in 2Q98.


     Direct Operating Expenses
     -------------------------

                                      3Q98         2Q98          3Q97
                                      ----         ----          ----

(+) Direct Operating Expenses        26,205       21,205       25,302
    (excluding programming)
% of Net Revenue                       30.6%        26.2%        27.4%

(+) Programming                      24,340       26,959       23,863
% of Net Revenue                       28.4%        33.3%        25.8%

(=) Direct Operating Expenses        50,545       48,164       49,165
% of Net Revenue                       59.0%        59.5%        53.2%


     Overall, the Direct Operating Expenses as a percentage of Net Revenue continue under control and are declining. During this quarter, programming costs


                                     -more-

Tevecap S.A.                                                          Page 22/28



decreased 9.7% due to negotiation finalized during 3Q98. This gain was offset by additional changes to manage installation and customer service in the Ku-Band operation.

     Selling, General and Administrative expenses
     --------------------------------------------

                                           3Q98          2Q98          3Q97
                                           ----          ----          ----

Selling Expenses                          7,782         5,117         9,935
% of Net Revenue                            9.1%          6.3%         10.8%

Allowance for doubtful accounts           3,835         2,062         1,850
% of Net Revenue                            4.5%          2.5%          2.0%

G&A                                      15,246        16,491        20,526
% of Net Revenue                           17.8%         20.4%         22.2%

SG&A                                     26,863        23,670        32,312
% of Net Revenue                           31.3%         29.2%         35.0%


    During 3Q98, S,G&A increased by 13.5% over 2Q98. This increase was due to higher investment in marketing and new points of sales in shopping centers and higher commissions related to increased sales volume in the DirecTV operation, this was also due to a 14.9% increase in Allowance for Doubtful Accounts in TVA Distribuidora since the Company's policy is to make a 100% provision for potential bad debt. As of September 30, 1998, the Company had a provision of US$18.4 million for doubtful accounts, 21.2% higher when compared to June 30, 1998.

     EBITDA                      3Q98         2Q98          3Q97
     ------                      ----         ----          ----

     US$ million                8,299        9,138        10,905
     % of Net Revenue             9.7%        11.3%         11.8%


     EBITDA Margin in 3Q98, as a percentage of Net Revenue, decreased from 11.3% in 2Q98 to 9.7% in 3Q98. When comparing 3Q98 with 1Q98 there was an increase from 8.9%. On an operation-per-operation basis, TVA Distribuidora experienced a consistent EBITDA as shown below

                               3Q98          2Q98          3Q97
                               ----          ----          ----

     TVA Distribuidora        29.3%         30.3%         29.7%
     TVA Programadora        -14.8%        -15.5%        -32.9%
     TVA Satelite              8.2%         12.1%          8.3%


     Operating Loss
     --------------

     During 3Q98 Operating Loss was US$14.7 million, an increase of 19.9% over the US$12.3 million loss reported for 2Q98.


     Interest Income/Expense
     -----------------------

     Net Interest Income/Expense was US$15.7 million for 3Q98, an 8.2% decrease when compared with US$17.1 reported for 2Q98.




                                     -more-

Tevecap S.A.                                                          Page 23/28



     Equity losses of affiliates
     ---------------------------

     This item amounted to a loss of US$1.9 million in 3Q98 versus US$3.3 million in 2Q98. This loss was comprised of ESPN Brasil (US$1.6 million), HBO Brasil (US$0.2 million) and Canbras TVA (US$0.1 million).

     b)   Financial Situation

     The following table sets forth Tevecap's Debt breakdown and Capitalization for 3Q98, 2Q98 and 3Q97:

                                 3Q98            2Q98              3Q97
                                 ----            ----              ----

Short Term Debt                 73,470           69,317           59,570
Long Term Debt                 408,492          385,174          353,051
                               -------          -------          -------

Total Debt                     481,962          454,491          412,621
Shareholders' Equity               848           37,518           28,427
                               -------          -------          -------

Capitalization                 482,810          492,009          441,048


     During 3Q98, Total Debt increased US$27.5 million, which means that Tevecap accrued US$15.7 million of interest expense and increased net new debt by US$11.8 million used to finance expansion, a US$5.1 million less than the US$16.9 million in 2Q98.

     The following table shows the debt breakdown for the end of 3Q98, and the subsequent graph shows an estimated debt cash flow for the remaining period of 1998 up to the year 2004, when Senior Notes become due.

                 Debt balance as of September 30, 1998 (US$000)
                 ----------------------------------------------

                               High
                               Yield                      Trade                         Box         Loans
                           (12-5/8% P.Y.) Eximbank       financing      Finame        Leasing      from Abril     TOTAL
                           -------------  --------       ---------      ------        -------      ----------     -----

SHORT TERM                    10,872         6,446        45,905           267         9,980             0        73,470
LONG TERM                    250,000        14,976         3,312             0        25,998       114,205       408,491

TOTAL                        260,872        21,422        49,217           267        35,978       114,205       481,961
Remaining Term (years)           6.3           3.6           0.8           2.5           3.7                         4.2


                             Debt Cash Flow (US$MM)
                             ----------------------

                                   [BAR CHART]

                                     -more-

Tevecap S.A.                                                          Page 24/28


     c)   Consolidated Balance Sheet

                                  TEVECAP S.A.
                           Consolidated Balance Sheet


 For the Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997
                          (in thousands of US dollars)



                                                Sep 30,    Jun 30,       %         Sep 30,       %
                                                1998        1998        Chg.       1997         Chg.
                                             --------    --------    --------    --------    --------

   Cash and cash equivalents                    3,639       1,270        187%       8,574        -58%
   Accounts receivable, net                    46,759      46,999         -1%      48,151         -3%
   Inventories                                 16,930      19,106        -11%      24,583        -31%
   Film exhibition rights                       1,898       1,551         22%         503        277%
   Prepaid and other assets                     6,577      15,228        -57%      15,170        -57%
   Other accounts receivable                   15,010      13,967          7%       9,781         53%
                                             --------    --------    --------    --------    ---------
   Total current assets                        90,813      98,121         -7%     106,762        -15%
                                             --------    --------    --------    --------    ---------

   Property, plant and equipment              470,414     454,502          4%     377,818          25%
   Investments
   - Equity affiliates                          1,612       2,992        -46%       8,867         -82%
   - Cost basis investees                      48,905      44,905          9%      27,735          76%
   - Concessions, net                          12,496      12,922         -3%      14,202         -12%
   Loans to related companies                  29,562      29,387          1%      20,688          43%
   Prepaid expenses                             6,437       6,985         -8%       8,269         -22%
   Other                                        2,595       2,253         15%       2,537           2%
                                             --------    --------    --------    --------    ---------

   Total assets                               662,834     652,067          2%     566,878          17%
                                             ========    ========    ========    ========    =========

                                                                                             --------

   Short-term bank loans                       73,470      69,317           6%     59,570          23%
   Film suppliers                              34,073      30,167          13%     24,491          39%
   Other suppliers                             86,247      74,806          15%     44,663          93%
   Taxes payable other than income taxes       17,380      14,679          18%     10,785          61%
   Accrued payroll and related liabilities      7,941       7,057          13%      8,204          -3%
   Advance payments received from               3,112       3,110           0%      5,514         -44%
     subscribers
   Other accounts payable                      10,307       8,638          19%      7,333          41%
                                             --------    --------    --------    --------    ---------
   Total current liabilities                  232,530     207,774          12%    160,560          45%
                                             --------    --------    --------    --------    ---------

   Long term bank loans                       294,287     296,305          -1%    308,237          -5%
   Loans from related companies               114,205      88,869          29%     40,861         179%
   Loans from shareholders                                                          3,953        -100%
   Provision for claims                         7,668       7,285           5%      5,220          47%
   Liability to fund joint venture                158          51                     877         -82%
     and equity investee
   Deferred hook up fee revenue                 9,373      10,281          -9%     17,455         -46%
                                             --------    --------    --------    --------    ---------
   Total long-term liabilities                425,691     402,791           6%    376,603          13%
                                             --------    --------    --------    --------    ---------

   Minority interest                            3,765       3,984         -5%       1,288         192%

   Paid-in-capital                            387,803     387,803           0%    287,962          35%
   Accumulated deficit                       (386,955)   (350,285)         10%   (259,535)         49%
                                             --------    --------    --------    --------    --------
   Total shareholders' equity                     848      37,518        -98%      28,427        -97%
                                             --------    --------    --------    --------    --------

   Total liabilities and shareholders'        662,834     652,067           2%    566,878          17%
     equity                                  ========    ========    ========    ========    ========

     d)   Tevecap - 3Q98 Income Statement



                                  TEVECAP S.A.
                                Income Statement
 For the Three-Month Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997

                                                3Q98                       2Q98                               3Q97
                                          ------------------    ----------------------------     ----------------------------
                                                                                      3Q98/                           3Q98/
                                                      % Net                 % Net     2Q98                  % Net     3Q97
                                          $000       Revenue    $000       Revenue  % Change     $000       Revenue  % Change
                                          ----       -------    ----       -------  --------     ----       -------  --------

   Monthly subscriptions                 68,502       79.9%    64,328       79.4%      6.5%     61,096       66.1%    12.1%
   Installation (Hook-up fee)            15,885       18.5%    14,925       18.4%      6.4%     26,802       29.0%   -40.7%
   Advertising                              774        0.9%     1,265        1.6%    -38.8%        973        1.1%   -20.5%
   Indirect programming                   4,199        4.9%     4,527        5.6%     -7.2%      6,459        7.0%   -35.0%
   Other                                  3,421        4.0%     2,048        2.5%     67.0%      3,791        4.1%    -9.8%

Gross revenue                            92,781      108.3%    87,093      107.6%      6.5%     99,121      107.3%    -6.4%

   Revenue taxes                         (7,074)      -8.3%    (6,121)      -7.6%     15.6%     (6,740)      -7.3%     5.0%

Net revenue                              85,707      100.0%    80,972      100.0%      5.8%     92,381      100.0%    -7.2%

   Direct operating expenses             50,545       59.0%    48,164       59.5%      4.9%     49,165       53.2%     2.8%
   S,G&A  expenses                       26,863       31.3%    23,670       29.2%     13.5%     32,312       35.0%   -16.9%

EBITDA                                    8,299        9.7%     9,138       11.3%     -9.2%     10,905       11.8%   -23.9%

   Allowance for  obsolescence of            31        0.0%        49        0.1%    -36.4%        (96)      -0.1%  -132.7%
     material
   Depreciation and amortization         22,983       26.8%    21,365       26.4%      7.6%     15,283       16.5%    50.4%

Operating loss                          (14,715)     -17.2%   (12,276)     -15.2%     19.9%     (4,282)      -4.6%   243.7%

   Interest income                          432        0.5%       771        1.0%    -44.0%      1,777        1.9%   -75.7%
   Interest expenses                    (16,088)     -18.8%   (17,830)     -22.0%     -9.8%    (15,019)     -16.3%     7.1%
   Translation (loss) gain               (2,352)      -2.7%       229        0.3%  -1127.1%        815        0.9%  -388.6%
   Equity in losses of affiliates        (1,904)      -2.2%    (3,322)      -4.1%    -42.7%     (1,733)      -1.9%     9.9%
   Other nonoperating (expenses)         (2,261)      -2.6%    (1,230)      -1.5%     83.8%       (310)      -0.3%   629.4%
     income, net
Loss before income taxes and minority   (36,888)     -43.0%   (33,658)     -41.6%      9.6%    (18,752)     -20.3%    96.7%
  interest

Income taxes
Minority interest                           217        0.3%       598        0.7%    -63.7%        151        0.2%    43.7%

Net income (loss)                       (36,671)     -42.8%   (33,060)     -40.8%     10.9%    (18,601)     -20.1%    97.2%


     e)   Tevecap - Nine Months ended Sept. 30, 1998 Income Statement

                                                  TEVECAP S.A.
                                                Income Statement
                   For the Nine-Month Periods Ended September 30, 1998 and September 30, 1997


                                                       Nine Months ended                 Nine Months ended
                                                         Sept. 30, 1998                      Sept. 30, 1997
                                                   ---------------------------  ---------------------------------
                                                                      % Net                    % Net
                                                         $000        Revenue       $000       Revenue    % Change
                                                   --------------  -----------  ----------  ----------  ---------

   Monthly subscriptions                                195,708       78.6%      159,046       65.6%       23.1%
   Installation (Hook-up fee)                            46,110       18.5%       69,230       28.6%      -33.4%
   Advertising                                            3,242        1.3%        3,919        1.6%      -17.3%
   Indirect programming                                  14,455        5.8%       18,032        7.4%      -19.8%
   Other                                                  8,484        3.4%       10,351        4.3%      -18.0%

Gross revenue                                           267,999      107.7%      260,578      107.5%        2.8%

   Revenue taxes                                        (19,159)      -7.7%      (18,247)      -7.5%        5.0%

Net revenue                                             248,840      100.0%      242,331      100.0%        2.7%

   Direct operating expenses                            148,260       59.6%      128,889       53.2%       15.0%
   S,G&A  expenses                                       75,853       30.5%       89,720       37.0%      -15.5%

EBITDA                                                   24,727        9.9%       23,722        9.8%        4.2%

   Allowance for  obsolescence of material                   80        0.0%          941        0.4%      -91.5%
   Depreciation and amortization                         63,898       25.7%       38,227       15.8%       67.2%

Operating loss                                          (39,251)     -15.8%      (15,446)      -6.4%      154.1%

   Interest income                                        3,970        1.6%        8,169        3.4%      -51.4%
   Interest expenses                                    (51,215)     -20.6%      (39,979)     -16.5%       28.1%
   Translation (loss) gain                               (2,759)      -1.1%         (264)      -0.1%      945.1%
   Equity in losses of affiliates                        (9,987)      -4.0%       (7,438)      -3.1%       34.3%
   Other nonoperating (expenses) income, net             (2,760)      -1.1%         (545)      -0.2%      406.4%

Loss before income taxes and minority interest         (102,002)     -41.0%      (55,503)     -22.9%       83.8%

Income taxes
Minority interest                                         1,038        0.4%          542        0.2%       91.5%

Net income (loss)                                      (100,964)     -40.6%      (54,961)     -22.7%       83.7%


     f)   Tevecap - 3Q98 Statement of Cash Flow



                                                             TEVECAP S.A.
                                                        Statement of Cash Flow
                      For the Three-Month Periods Ended September 30, 1998; June 30, 1998 and September 30, 1997
                                                    (in thousands of U.S. dollars)



                                                                                     3Q98           2Q98            3Q97
                                                                                     ----           ----            ----

Cash flows from operating activities:

Net loss                                                                           (36,670)       (33,060)        (18,600)

Adjustment  to  reconcile  net loss to net cash (used in)
provided by operating activities:
   Depreciation                                                                     22,557         20,938          14,484
   Amortization                                                                        426            427             799
   Allowance for doubtful accounts                                                   3,835          2,062           1,199
   Allowance for obsolescence                                                           31             49              96
   Provision for claims                                                                383            642             131
   Minority interest                                                                  (220)          (597)           (150)
   Equity in losses(earnings) of affiliates                                          1,904          3,321           1,733
Changes in operating assets and liabilities:
    Film exhibition rights                                                            (347)             8             103
    Accounts receivable                                                             (3,595)        (5,958)         (1,153)
    Prepaid and other assets                                                         9,199         (3,723)        (12,911)
    Other accounts receivable                                                       (1,043)           286           5,700
    Accrued interest                                                                12,798         11,523          10,308
    Inventories                                                                      2,146          4,484          (9,097)
    Legal deposits                                                                    (342)           430
    Suppliers                                                                       15,347         14,016           5,977
    Taxes payable other than income taxes                                            2,701            918           1,716
    Accrued payroll and related liabilities                                            884            775             313
    Advances received from subscribers                                                   2             65            (336)
    Deferred hook up fee Revenue                                                      (908)          (909)          3,701
    Other accounts payable                                                           1,550            512          (7,812)

          Net cash (used in) provided by operating activities                       30,638         16,209          (3,799)

Cash flows from investing activities:
Business acquisition
     Purchase of fixed assets                                                      (38,350)       (41,402)        (53,183)
     Loans to affiliated companies                                                      (3)       (10,232)         (1,409)
     Cash received on loans to affiliated companies                                     28            344             993
     Investments in equity and cost investments                                     (4,417)        (2,234)         (1,157)

          Net cash used in investing activities                                    (42,742)       (53,524)        (54,756)

Cash flows from financing activities:
      Loans from Banks                                                               3,359          4,530          26,312
     Capital contributions
     Loans from shareholders
     Loans from affiliated companies                                                26,108         45,019          13,045
     Repayments of loans from affiliated companies                                  (4,921)        (4,615)
     Repayments of loans from banks                                                (10,073)       (22,727)         (4,609)

     Net cash provided by financing activities                                      14,473         22,207          34,748


     Net (decrease) increase in cash and cash equivalents                            2,369        (15,108)        (23,807)
Cash and cash equivalents at beginning of the period                                 1,270         16,378          32,381

Cash and cash equivalents at end of the period                                       3,639          1,270           8,574


                                                                                                                     FASB

     f)   Tevecap - Nine Months ended Sept. 30, 1998 Statement of Cash Flow


                                                          TEVECAP S.A.
                                                     Statement of Cash Flow
                           For the Nine-Month Periods Ended September 30, 1998 and September 30, 1997
                                                 (in thousands of U.S. dollars)


                                                                                                   Nine Months         Nine Months
                                                                                                     ended               ended
Cash flows from operating activities:                                                             Sept. 30, 1998      Sept. 30, 1997
-------------------------------------                                                             --------------      --------------

Net loss                                                                                            (100,965)            (54,961)

Adjustment  to  reconcile  net loss to net cash (used in)  provided by operating activities:
   Depreciation                                                                                       62,620              36,470
   Amortization                                                                                        1,279               1,757
   Allowance for doubtful accounts                                                                     8,588               5,588
   Allowance for obsolescence                                                                             80                 941
   Provision for claims                                                                                1,761               5,220
   Minority interest                                                                                  (1,038)               (542)
   Equity in losses(earnings) of affiliates                                                            9,986               7,438
Changes in operating assets and liabilities:
    Film exhibition rights                                                                              (607)                558
    Accounts receivable                                                                               (8,345)            (21,045)
    Prepaid and other assets                                                                          15,062             (11,821)
    Other accounts receivable                                                                         (8,330)             (6,504)
    Accrued interest                                                                                  27,587              27,036
    Inventories                                                                                        6,581             (12,390)
    Legal deposits                                                                                        88
    Suppliers                                                                                         27,387               8,837
    Taxes payable other than income taxes                                                              4,543               4,600
    Accrued payroll and related liabilities                                                            1,352               2,065
    Advances received from subscribers                                                                (1,274)             (9,363)
    Deferred hook up fee Revenue                                                                      (2,725)             12,572
    Other accounts payable                                                                             5,344              (3,610)

          Net cash (used in) provided by operating activities                                         48,974              (7,154)

Cash flows from investing activities:
Business acquisition
     Purchase of fixed assets                                                                       (110,943)           (179,402)
     Loans to affiliated companies                                                                   (10,424)             (6,884)
     Cash received on loans to affiliated companies                                                      811               1,520
     Investments in equity and cost investments                                                      (18,276)            (17,666)

          Net cash used in investing activities                                                     (138,832)           (202,432)

Cash flows from financing activities:
      Loans from Banks                                                                                22,970              98,563
     Capital contributions                                                                            99,847
     Loans from shareholders                                                                                               2,139
     Loans from affiliated companies                                                                 109,778              36,423
     Repayments of loans from affiliated companies                                                   (99,609)
     Repayments of loans from banks                                                                  (40,514)            (23,766)

     Net cash provided by financing activities                                                        92,472             113,359


     Net (decrease) increase in cash and cash equivalents                                              2,614             (96,227)
Cash and cash equivalents at beginning of the period                                                   1,025             104,801

Cash and cash equivalents at end of the period                                                         3,639               8,574
